Electrochemical Oxygen Concepts, Inc.

ANNUAL REPORT

12500 Network Blvd Ste 310
San Antonio, TX 78249
2103387300
https://www.eo2.com

This Annual Report is dated April 27, 2026.

BUSINESS

Electrochemical Oxygen Concepts, Inc. ("EO2 Concepts" or the "Company") was formed on May 18, 2007 and is a C-Corp organized under the laws of the state of Delaware that has developed a skin and soft tissue restoration therapy that improves healing through continuous infusion of oxygen into the skin using a proprietary oxygen diffusion dressing that distributes the oxygen evenly to the affected tissue. Our continuous diffusion of oxygen (CDO) therapy has been shown to significantly reduce healing times, rapidly reduce pain and enhance appearance of skin. Our customers range from patients desiring better outcomes in cosmetic and restorative surgery to those who have more severe issues such as burns, ulcers and amputations. We are a vertically integrated company that designs, develops, manufactures, distributes and supports our products. Our system consists of a wearable, solid state continuous oxygen generator, oxygen diffusion dressings of various sizes and styles, and accessories. We have a corporate partner, The VGM Group, who assists us with functions such as billing, logistics, marketing and branding.

We are present in several distinct marketplaces, each with their own business model, yet our basic model is to rent the OxyGeni System for the duration of therapy and have it returned at the end of the therapy. The dressings are single use consumables that are sold in packs or as part of cost bundling with the rental. Depending on the market, we have models that range from daily to weekly and monthly rentals, with or without a bulk quantity of dressings included. Payment models vary from cash (elective procedures) to purchase orders against a credit card (Veterans Affairs and Indian Health) to insurance reimbursement. On a limited basis, we also sell the OxyGeni System as well. In our Elective and Insurance markets we have demonstrated triple digit growth rates in the past two years.

We have been issued 6 US and multiple international patents, with more pending.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $500,000.00
Number of Securities Sold: 500,000
Use of proceeds: Operations, Sales & Marketing, R&D
Date: January 20, 2021
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note
Final amount sold: $1,800,000.00
Use of proceeds: Operations, Sales and Marketing, R&D
Date: August 12, 2019
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note
Final amount sold: $1,000,000.00
Use of proceeds: Operations, Sales and Marketing, R&D
Date: August 18, 2021
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note
Final amount sold: $1,000,000.00
Use of proceeds: Operations, Sales and Marketing, R&D
Date: April 02, 2021
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note
Final amount sold: $1,000,000.00

Use of proceeds: Operations, Sales and Marketing, R&D
Date: January 07, 2022
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note
Final amount sold: $1,000,000.00
Use of proceeds: Operations, Sales and Marketing, R&D
Date: March 31, 2022
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note
Final amount sold: $500,000.00
Use of proceeds: Operations, Sales and Marketing, R&D
Date: July 01, 2022
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note
Final amount sold: $500,000.00
Use of proceeds: Operations, Sales and Marketing, R&D
Date: October 04, 2022
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note
Final amount sold: $900,000.00
Use of proceeds: Funding operations.
Date: February 25, 2023
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION**

Operating Results – 2025 Compared to 2024

Revenue
Revenue for fiscal year 2025 was $4,143,000, compared to fiscal year 2024 revenue of $5,723,605. This decrease in total company sales was primarily due to a reduction in allowable payments from several key insurance providers. We are working with those insurance providers to get on contracted pricing. Cigna Healthcare become the first company to issue a positive coverage policy for treating diabetic foot ulcers with topically applied oxygen. At the same time we continue to pursue Medicare and other national insurance coverage of our proprietary OxyGeni System.
Cost of Sales
The company's Cost of Sales consists of consumables inventory including OxySpur Oxygen Diffusion Dressings, manufacturing & packaging supplies as well as sterilization, shipping, device repairs, and associated labor. Cost of sales in 2025 was $86,222, a significant decrease from costs of $729,062 in fiscal year 2024. This decrease was primarily due to a significant downturn in sales volume.
Gross Margins
2025 gross profit of $4,056,788 decreased from 2024 gross profit of $4,994,542. This decrease in margin was mostly related to decrease in revenues in our New York market.

Expenses
The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and intellectual property, research and development expenses. Expenses in 2025 decreased significantly to $3,446,989 from 2024 expenses of $8,606,923.
• Historical results and cash flows:
The Company is revenue generating, yet is adjusting business operations to accommodate changes in reimbursement from commercial providers. Past cash was primarily generated through sales to managed Medicaid, cash pay, VA & IHS patients.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 46,530.

Debt

Creditor: VGM Group, Inc.
Outstanding balance: $2,224,750.11
Interest rate: 6%

Material terms: VGM Group has the option to convert the notes into common stock of the Company at $1.00 per share or at an equivalent price per share should the Company sell common stock to investors of not less than $3,000,000.

Creditor: VGM Group, Inc
Outstanding balance: $1,123,331.16
Interest rate: 6%
Material terms: VGM Group has the option to convert the notes into common stock of the Company at $1.00 per share or at an equivalent price per share should the Company sell common stock to investors of not less than $3,000,000.

Creditor: VGM Group, Inc
Outstanding balance: $1,098,870.86
Interest rate: 6%
Material terms: VGM Group has the option to convert the notes into common stock of the Company at $1.00 per share or at an equivalent price per share should the Company sell common stock to investors of not less than $3,000,000.

Creditor: VGM Group, Inc.
Outstanding balance: $645,756.76
Interest rate: 9%
Material terms: The Company has a revolving line of credit with VGM Group, Inc. of $500,000, with interest at 9.00% maturing June 30, 2023. The full amount of the line was extended to the Company at December 31, 2021 and 2020.

Creditor: Economic Injury Disaster Loan
Outstanding balance: $162,998.03
Interest rate: 3.75%
Material terms: The Company also received a Paycheck Protection Program loan. The Company received funding of $260,300 under the Paycheck Protection Program (PPP) as part of the Coronavirus Aid, Relief, and Economic Security Act (CARES Act), administered by the U.S. Small Business

Administration (SBA). The Company used the proceeds for payroll costs and business utility payments. On March 30, 2021, the Company received notification that the PPP loan was forgiven, and it was recognized as PPP loan forgiveness in other income on statement of operations and in operating activities in cash flows in 2021.

Creditor: VGM Group Inc.
Outstanding balance: $1,074,257.45
Interest rate: 6%
Material terms: VGM Group has the option to convert the notes into common stock of the Company at $1.00 per share or at an equivalent price per share should the Company sell

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Creditor: VGM Group Inc.
Outstanding balance: $1,060,126.84
Interest rate: 6%
Material terms: VGM Group has the option to convert the notes into common stock of the Company at $1.00 per share or at an equivalent price per share should the Company sell

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Creditor: VGM Group Inc.
Outstanding balance: $522,090.61
Interest rate: 6%
Material terms: VGM Group has the option to convert the notes into common stock of the Company at $1.00 per share or at an equivalent price per share should the Company sell

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Creditor: VGM Group Inc.
Outstanding balance: $524,045.34
Interest rate: 6%
Material terms: VGM Group has the option to convert the notes into common stock of the Company at $1.00 per share prior to maturity if a qualifying financing has not been completed. After maturity if a qualifying financing has not occurred VGM Group can convert at .50 per share or in the event of a qualifying financing can convert at an equivalent price per share

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Creditor: VGM Group, Inc.
Outstanding balance: $908,969.71
Interest rate: 10%
Material terms: VGM Group has the option to convert the notes into common stock of the Company at $1.00 per share prior to maturity if a qualifying financing has not been completed. After maturity if a qualifying financing has not occurred VGM Group can convert at .50 per share or in the event of a qualifying financing can convert at an equivalent price per share.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Mark Niederauer

 Mark Niederauer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: President, CEO, Board Member
• Dates of Service: August 2021 — Present
• Responsibilities: Directly involved in leading and overseeing the capital raise efforts on behalf of the Company. $288,400 salary, 70% of salary in equity as bonus.

Other business experience in the past three years:

• Employer: EO2 Concepts
Title: COO & CTO
Dates of Service: January 2010 — August 2021
Responsibilities: Responsible for all research, development, logistics, operations, intellectual property, supply chain and manufacturing.

Name: Dave Kazynski

 Dave Kazynski's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Exec. VP of Sales and Marketing, Board Member
• Dates of Service: March 2022 — Present
• Responsibilities: I am involved in most day-to-day processes and decision making and assist the CEO with presentations to potential investors.

Other business experience in the past three years:

• Employer: VGM Homelink
Title: President
Dates of Service: July 1993 — February 2022
Responsibilities: Responsible for all business aspects of the Homelink Division of VGM.

Name: Peter Smith

 Peter Smith's current primary role is with LP Smith Associates. Peter Smith currently services approximately 2 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Chairman of the Board of Directors
• Dates of Service: January 2009 — Present
• Responsibilities: Provide leadership to the Board of Directors. Work directly with the management team on certain issues. 50,000 stock options.

Other business experience in the past three years:

• Employer: LP Smith Associates
Title: Managing Partner
Dates of Service: January 2009 — Present
Responsibilities: Oversees the Organization.

Name: Jim DeYoung

 Jim DeYoung's current primary role is with Winston Partners Inc.. Jim DeYoung currently services approximately 1 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Board Member
• Dates of Service: January 2009 — Present
• Responsibilities: BOD approvals. 50,000 options.

Other business experience in the past three years:

• Employer: Winston Partners Inc.
Title: Founder and a Principal
Dates of Service: July 1984 — Present
Responsibilities: Provides strategic corporate advisory and investor relations services to private and public companies.

Name: Ken Melani, MD

 Ken Melani, MD's current primary role is with KRM Group LLC. Ken Melani, MD currently services approximately 20 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Managing Partner
• Dates of Service: April 2014 — Present
• Responsibilities: Managing Partner at Velocity Fund Partners. Manage and oversee
private equity fund focused on healthcare life sciences companies.
• Position: Board Member
• Dates of Service: April 2023 — Present
• Responsibilities: Provide governance, oversight and strategic direction of the company to ensure maximum shareholder value while ensuring compliance with applicable laws and regulations

Other business experience in the past three years:

• Employer: KRM Group LLC
Title: President and Owner
Dates of Service: April 2012 — Present
Responsibilities: Provider of consultative and management services to organizations doing business in the health care sector.

Name: Tony Gallardo

Tony Gallardo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Chief Financial Officer & Secretary
• Dates of Service: May 2023 — Present
• Responsibilities: Responsible for directing the fiscal functions of the corporation in accordance withgenerally accepted accounting principles issued by the Financial Accounting StandardsBoard, and other regulatory and advisory organizations and in accordance with financialmanagement techniques and practices appropriate within the medical device and woundcare industry. Secretary to the Board of Directors.

Other business experience in the past three years:

• Employer: Provenir LLC
Title: Chief Financial Officer HR Le
Dates of Service: February 2019 — May 2023
Responsibilities: Established and managed financial controls and accounting staff. Developed and managed departmental budgets, monthly close and forecasting models. Managed Human Resources departmentsupporting 100+ employees. Led the Credentialing function with staff members.

Name: Donna Hunt

Donna Hunt's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Business Manager and Assistant Secretary
• Dates of Service: May 2023 — Present
• Responsibilities: Executive support, bookkeeping, business operations, human resources, officemanagement. Assistant Secretary to the Board of Directors

Other business experience in the past three years:

• Employer: Zachry Group

Title: Senior Executive Administrative Assistant
Dates of Service: September 2020 — February 2022
Responsibilities: Executive support and coordinator, human resources, financial presentations and reports, maintain and optimize bank accounts.
• Employer: Bluegrass Vascular Technologies, Inc
Title: Business Manager
Dates of Service: February 2022 — May 2023
Responsibilities: Executive support, bookkeeping, human resources, quality management, office management.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Van G Miller Revocable Trust (Trustees are James Walsh Jr., John Deery, Jr. and Dave Kazynski)
Amount and nature of Beneficial ownership: 10,775,293
Percent of class: 21.7%

Title of class: Common Stock
Stockholder Name: Van G Miller Estate
Amount and nature of Beneficial ownership: 8,302,906
Percent of class: 16.72%

RELATED PARTY TRANSACTIONS

Name of Entity: VGM Group, Inc
Names of 20% owners: Trustees are James Walsh Jr., John Deery, Jr. and Dave Kazynski
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: The Company has an agreement with VGM Group, Inc (VGM), whereby VGM provides billing and marketing services to the Company. The agreement is effective through December 31, 2024 with terms allowing any number of successive 5-year renewal periods. VGM is a

shareholder of the Company. Per the agreement, the Company provides a discount to Group Members of VGM related to their product and pays an administrative fee to VGM for their billing services.
Material Terms: VGM Group has extended credit in the forms of a Term Loan and Revolving Loan as detailed in the Debt section.

OUR SECURITIES

The Company has authorized Common Stock, Series A Non-Voting Preferred Stock, April 2nd 2021 Convertible Promissory Note, Aug 18th 2021 Note, August 2019 convertible note, Feb 2023 Convertible note, Jan 7th 2022 Convertible Promissory Note, July 1st 2022 Convertible Note, March 31st 2022 Convertible Promissory Note, and Oct 4th 2022 Convertible Note.

Common Stock
• Authorized: 60,000,000
• Outstanding: 53,837,396
• Voting Rights: One vote per share.
• Material Rights: The total amount outstanding includes 113,085 shares to be issued pursuant to outstanding warrants.

The total amount outstanding includes 7,610,629 shares to be issued pursuant to stock options issued.

The total amount outstanding includes an estimated 5,368,831 shares to be issued pursuant to convertible debt conversion at an equity financing round of $1.59 per share. Value of convertible debt and interest as of 4/1/2023 $8,536,831.

Series A Non-Voting Preferred Stock
• Authorized: 5,000,000
• Outstanding: 0
• Material Rights: Dividends The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation unless the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock. See exhibit F for additional information.

Liquidation In the event of any voluntary or involuntary liquidation, dissolution or winding up, the consideration received by the Corporation together with any other assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of the shares of Preferred Stock and common stock. See exhibit F for additional information.

Drag Along Holders of Preferred Shares are subject to a drag along provision in the event that a majority of the shareholders effect a sale of or receive a bona fide offer from an independent third party to purchase the Corporation. See exhibit F for additional information.

April 2nd 2021 Convertible Promissory Note
• Amount Outstanding: $1,096,769.22
• Conversion Type: Same as Oct 4th 2022 Convertible Note
• Conversion Trigger: Same as Oct 4th 2022 Convertible Note
• Interest Rate: 6
• Material Rights: Interest calculated as of 4/1/2023

The material rights of this note are identical to the Oct 4th 2022 Convertible Note. Please see the material rights section of Oct 4th 2022 Convertible Note for complete information.
Aug 18th 2021 Note
• Amount Outstanding: $1,098,870.86
• Conversion Type: Same as Oct 4th 2022 Convertible Note
• Conversion Trigger: Same as Oct 4th 2022 Convertible Note
• Interest Rate: 6
• Material Rights: Interest calculated up to 4/1/2023

The material rights of this note are identical to the Oct 4th 2022 Convertible Note. Please see the material rights section of Oct 4th 2022 Convertible Note for complete information.
August 2019 convertible note
• Amount Outstanding: $2,224,750.11
• Conversion Type: Same as Oct 4th 2022 Convertible Note
• Conversion Trigger: Same as Oct 4th 2022 Convertible Note
• Interest Rate: 6
• Material Rights: Interest calculated up to 4/1/2023

The material rights of this note are identical to the Oct 4th 2022 Convertible Note. Please see the material rights section of Oct 4th 2022 Convertible Note for complete information.
Feb 2023 Convertible note
• Amount Outstanding: $908,969.71
• Conversion Type: See material rights below for complete information
• Conversion Trigger: See material rights below for complete information
• Interest Rate: 10
• Material Rights: Interest calculated up to 4/1/2023

1.MATURITY DATE; APPLICATION OF PAYMENTS. Unless converted in accordance with its terms, the entire outstanding principal balance and all unpaid accrued interest and other amounts payable under this Convertible Promissory Note (this "Note") shall be fully due and payable upon demand given by Holder on or after the Maturity Date subject to Payor's ability to convert pursuant to Section 2(b); provided, however, that upon an Event of Default, all such outstanding amounts shall be fully due and payable immediately; and further provided, however, that Holder may elect to extend the Maturity Date for an additional six (6) months by written notice to the Payor at least ten (10) days prior to the Maturity Date. All payments of interest and principal shall be in lawful money of the United States of America. All payments shall be applied first to any late fees or costs of collection, next to accrued interest, and thereafter to principal.

2.CONVERSION.

(a)Conversion on Qualifying Financing. In the event that Payor issues and sells shares of its common stock, preferred stock or other equity securities (the "Equity Securities") to investors (the "Investors") on or before the Maturity Date (as the same may be extended by the Holder) with total proceeds to the Payor of not less than $3,000,000.00 (a "Qualifying Financing"), then the total outstanding principal balance and all accrued interest owing under this Note shall convert into such security at a conversion price equal to the price per share paid by the Investors purchasing the securities in the Qualifying Financing ("Qualifying Financing Conversion Price") on the same terms and conditions as given to the Investors (the "Conversion"). The outstanding principal balance and all accrued interest owing under this Note shall be converted into the applicable Equity Securities upon the closing of such Qualifying Financing, without any further action by the Holder and whether or not this Note is surrendered to Payor or its transfer agent.

(b)Conversion at or prior to Maturity. At any time on or prior to the Maturity Date, if the Payor has not completed a Qualifying Financing, the Holder may elect to convert, effective as of the tenth (10th) business day following written notice to Payor, the total outstanding principal balance and all accrued interest owing under this Note into common stock of the Payor ("Common Stock") at a conversion price equal to $1.00 per share ("Default Price" and together with the Qualifying Financing Conversion Price, referred to herein as applicable as the "Conversion Price") without any further action by the Holder and whether or not this Note is surrendered to Payor or its transfer agent.

3.PREPAYMENT PERMITTED. This Note may be prepaid in whole or in part at any time without penalty. Any such prepayment amount shall be applied first, to the payment of interest accrued on the portion of this Note so prepaid and second, if the amount of the prepayment exceeds the amount of such accrued interest, to the payment of principal of this Note. Any amounts repaid or prepaid may not be reborrowed.
Jan 7th 2022 Convertible Promissory Note
• Amount Outstanding: $1,074,257.45
• Conversion Type: Same as Oct 4th 2022 Convertible Note
• Conversion Trigger: Same as Oct 4th 2022 Convertible Note
• Interest Rate: 6
• Material Rights: Interest calculated up to 4/1/2023

The material rights of this note are identical to the Oct 4th 2022 Convertible Note. Please see the material rights section of Oct 4th 2022 Convertible Note for complete information.
July 1st 2022 Convertible Note
• Amount Outstanding: $522,090.61

- Conversion Type: Same as Oct 4th 2022 Convertible Note
- Conversion Trigger: Same as Oct 4th 2022 Convertible Note
- Interest Rate: 6
- Material Rights: Interest calculated up to 4/1/2022

The material rights of this note are identical to the Oct 4th 2022 Convertible Note. Please see the material rights section of Oct 4th 2022 Convertible Note for complete information.

March 31st 2022 Convertible Promissory Note
- Amount Outstanding: $1,030,126.84
- Conversion Type: Same as Oct 4th 2022 Convertible Note
- Conversion Trigger: Same as Oct 4th 2022 Convertible Note
- Interest Rate: 6
- Material Rights: Interest calculated up to 4/1/2023

The material rights of this note are identical to the Oct 4th 2022 Convertible Note. Please see the material rights section of Oct 4th 2022 Convertible Note for complete information.

Oct 4th 2022 Convertible Note
- Amount Outstanding: $524,045.34
- Conversion Type: See material rights below for complete information
- Conversion Trigger: See material rights below for complete information
- Interest Rate: 6
- Material Rights: Interest calculated up to 4/1/2023

1.MATURITY DATE; APPLICATION OF PAYMENTS. Unless converted in accordance with its terms, the entire outstanding principal balance and all unpaid accrued interest and other amounts payable under this Convertible Promissory Note (this "Note") shall be fully due and payable upon demand given by Holder on or after the Maturity Date subject to Payor's ability to convert pursuant to Section 2(b); provided, however, that upon an Event of Default, all such outstanding amounts shall be fully due and payable immediately; and further provided, however, that Holder may elect to extend the Maturity Date for an additional six (6) months by written notice to the Payor at least ten (10) days prior to the Maturity Date. All payments of interest and principal shall be in lawful money of the United States of America. All payments shall be applied first to any late fees or costs of collection, next to accrued interest, and thereafter to principal.

2.CONVERSION.

(a) Conversion on Qualifying Financing. In the event that Payor issues and sells shares of its common stock, preferred stock or other equity securities (the "Equity Securities") to investors (the "Investors") on or before the Maturity Date (as the same may be extended by the Holder) with total proceeds to the Payor of not less than $3,000,000.00 (a "Qualifying Financing"), then the total outstanding principal balance and all accrued interest owing under this Note shall convert into such security at a conversion price equal to the price per share paid by the Investors purchasing the securities in the Qualifying Financing ("Qualifying Financing Conversion Price") on the same terms and conditions as given to the Investors (the "Conversion"). The outstanding principal balance and all accrued interest owing under this Note shall be converted into the applicable Equity Securities upon the closing of such Qualifying Financing, without any further action by the Holder and whether or not this Note is surrendered to Payor or its transfer agent.

(b)Conversion at or prior to Maturity. At any time on or prior to the Maturity Date, if the Payor has not completed a Qualifying Financing, the Holder may elect to convert, effective as of the tenth (10th) business day following written notice to Payor, the total outstanding principal balance and all accrued interest owing under this Note into common stock of the Payor ("Common Stock") at a conversion price equal to $1.00 per share ("Default Price" and together with the Qualifying Financing Conversion Price, referred to herein as applicable as the "Conversion Price") without any further action by the Holder and whether or not this Note is surrendered to Payor or its transfer agent.

3.PREPAYMENT PERMITTED. This Note may be prepaid in whole or in part at any time without penalty. Any such prepayment amount shall be applied first, to the payment of interest accrued on the portion of this Note so prepaid and second, if the amount of the prepayment exceeds the amount of such accrued interest, to the payment of principal of this Note. Any amounts repaid or prepaid may not be reborrowed.

What it means to be a minority holder

As a minority holder of Series A Non-Voting Preferred Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
   If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this

typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

RISK FACTORS

Test

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1) to the Company;
(2) to an accredited investor;
(3) as part of an offering registered with the SEC; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Electrochemical Oxygen Concepts, Inc.

By /s/ *Brian Bersano*

Title: CEO

By /s/ *Brian Bersano*

Name: Brian Bersano
Title: CEO

By /s/ *Brian Bersano*

Name: Brian Bersano
Title: CEO

Exhibit A
FINANCIAL STATEMENTS

EO2 Concepts Inc.
Balance Sheet
As of December 31, 2025

	Dec 31, 25
ASSETS	
Current Assets	
Checking/Savings	
10000 · Cash	
10280 · Operating Acct 9660	7,908.72
10260 · Deposit Acct 6619	16,424.88
10270 · Payroll Acct 9652	21,825.14
10240 · Money Market Acct 4189	-1.75
10250 · Debit Card Acct 8281	372.87
Total 10000 · Cash	46,529.86
Total Checking/Savings	46,529.86
Accounts Receivable	
11000 · Accounts Receivable	
11100 · A/Rec - VGM	
11101 · A/R VGM Exec Reimbursment	-205.00
11100 · A/Rec - VGM - Other	4,572,791.69
Total 11100 · A/Rec - VGM	4,572,586.69
11300 · Allowance for Doubtful Account	-916,219.53
11000 · Accounts Receivable - Other	-289,558.67
Total 11000 · Accounts Receivable	3,366,808.49
Total Accounts Receivable	3,366,808.49
Other Current Assets	
Other receivable	-3,600.74
12000 · Inventory	
12100 · Raw Materials	201,375.99
12110 · Marketing Materials	833.33
12400 · Finished Goods - Disposables	
12401 · Finished Goods - Disposables	128,559.23
12400 · Finished Goods - Disposables	126,681.40
Total 12400 · Finished Goods - Disposab	255,240.63
12500 · Demo Inventory	122.90
12600 · Pre paid Inventory	2,726.02
12000 · Inventory - Other	49,786.79
Total 12000 · Inventory	510,085.66
12004 · PPV	-344.96
12005 · Pre Paid Ins. - Emp. Benefits	
120051 · Pre Paid Medical Ins - (BCBS)	-0.14
120053 · Pre Paid Vision -(Block Vision)	0.10

EO2 Concepts Inc.
Balance Sheet
As of December 31, 2025

	Dec 31, 25
Total 12005 · Pre Paid Ins. - Emp. Benefits	-0.04
Total Other Current Assets	506,139.92
Total Current Assets	3,919,478.27
Fixed Assets	
15450 Rental Equipment	2,150.65
14000 · Medical Devices for Rent	
14100 · Accumulated Depreciation	-997,464.98
14000 · Medical Devices for Rent - Other	1,657,909.08
Total 14000 · Medical Devices for Rent	660,444.10
15000 · Fixed Assets	
15100 · Furniture & Fixtures	38,746.03
15200 · Computer Equipment	109,866.09
15300 · Clean Room	21,121.04
15400 · Mfg. Equipment	142,107.68
15500 · Leasehold Improvements	139,104.40
15600 · Software	60,961.93
15950 · Accumulated Depreciation	-302,380.90
Total 15000 · Fixed Assets	209,526.27
Total Fixed Assets	872,121.02
Other Assets	
17000 · Other Assets	
17150 · Domain Name	3,613.75
17200 · Patent	47,073.66
17400 · Accumulated Amortization	-50,687.41
Total 17000 · Other Assets	0.00
18000 · Other Long Term Assets	
18400 · Pre Paid Engineering	0.09
Total 18000 · Other Long Term Assets	0.09
18701 · Note Receivable - NYHHC	876,423.99
19000 · Right of Use Assets	352,817.00
Total Other Assets	1,229,241.08
TOTAL ASSETS	**6,020,840.37**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 · Accounts Payable - Trade	272,749.49
Total Accounts Payable	272,749.49

EO2 Concepts Inc.
Balance Sheet
As of December 31, 2025

	Dec 31, 25
Other Current Liabilities	
21000 · Accrued Liabilities	
21100 · Insurance	
21101 · Medical Ins. (BCBS)	93,971.28
21102 · Dental Insurance (MetLife)	9,025.75
21103 · Vision Insurance (Block Vi	1,669.38
21104 · Long Term Disability (MetL	3,756.29
21105 · Short Term Disability (Metl	4,535.44
21106 · Basic Life Ins (Company Pa	1,599.77
21107 · Voluntary Life Insurance (I	616.63
21100 · Insurance - Other	449.94
Total 21100 · Insurance	115,624.48
21400 · Interest	1,140,569.15
21600 · Accrued Hourly P/R & Taxes	443.28
21700 · Accrued Salaried P/R & Taxes	191,785.15
21900 · Accrued VGM Fees	
21901 · HL 10% BIlling Fees Due	448,003.93
21900 · Accrued VGM Fees - Other	64,979.89
Total 21900 · Accrued VGM Fees	512,983.82
21911 · Accrued Legal Fees	1,000.00
23500 · Other Accrued Expenses	19,932.83
21000 · Accrued Liabilities - Other	9,095.14
Total 21000 · Accrued Liabilities	1,991,433.85
21110 · Payroll Clearing Account	-16,948.50
22100 · Accrued R&D Projects	
22120 · Accrued Dressing Projects	-3,000.00
22140 · Accrued Prototype Projects	-4,810.00
Total 22100 · Accrued R&D Projects	-7,810.00
24000 · Payroll Taxes	
24100 · Federal	-971.32
24200 · FUTA	-10.44
24300 · SUTA	
24316 · NY - SUTA	-693.31
24317 · IA - SUTA	-316.80
24300 · SUTA - Other	-1,071.08
Total 24300 · SUTA	-2,081.19
24400 · State Income Taxes	-1,852.75
24000 · Payroll Taxes - Other	2,610.06

EO2 Concepts Inc.
Balance Sheet
As of December 31, 2025

	Dec 31, 25
Total 24000 · Payroll Taxes	-2,305.64
Total Other Current Liabilities	1,964,369.71
Total Current Liabilities	2,237,119.20
Long Term Liabilities	
25000 · Notes Payable	
Note - VGM March 28 2024	14,490,456.22
VGM Revolving Note Mar 28, 2024	6,309,086.70
Total 25000 · Notes Payable	20,799,542.92
29000 · RIght of Use Liabilities	353,503.00
Total Long Term Liabilities	21,153,045.92
Total Liabilities	23,390,165.12
Equity	
30100 · Capital Stock	388,964.35
30110 · Preferred Capital Stock	6,404.50
30150 · Additional Paid in Capital	44,884,842.06
32000 · Retained Earnings	-61,927,295.13
Net Income	-722,240.53
Total Equity	-17,369,324.75
TOTAL LIABILITIES & EQUITY	**6,020,840.37**

EO2 Concepts Inc.
Profit & Loss
January through December 2025

	Jan - Dec 25
40000 · Rental Revenue	
40100 · Rental	925,106.91
40000 · Rental Revenue - Other	302,668.56
	1,227,775.47
41100 · Disposable Sales	1,602,539.73
41175 · Device Repairs	5,750.00
	1,608,289.73
	2,836,065.20
42000 · Returns and Allowances	-1,047.04
	48,974.48
50800 · Out Side Services	6,771.70
50900 · Packaging Supplies	1,079.69
	756.57
51100 · Inv Adjustments	13,739.84
51500 · Scrapped Inventory	3,253.68
51700 · Repair	11,695.78
	86,271.74
	85,224.70
	2,750,840.50
	3,303.83
60000 · Labor	
60100 · Office	201,219.83
60200 · Executive	236,239.17
60250 · Quality Assurance	
60251 · QC Labor a	-175.00
60250 · Quality Ass	72,018.11
Total 60250 · Quality Assurance	71,843.11
60300 · Manufacturing	
60310 · Mfg Labor	-246.10
60311 · Hourly Lab	-480.00
60300 · Manufactu	214,070.35
Total 60300 · Manufacturing	213,344.25

EO2 Concepts Inc.
Profit & Loss
January through December 2025

	Jan - Dec 25
60900 · Sales/Marketing	2,370.60
Total 60000 · Labor	725,016.96
60001 · Bonus	34,272.38
60700 · Employee Benefit Taxes	
60710 · Taxes - Social Security	45,516.08
60720 · Taxes - Medicare	10,979.53
60730 · Taxes - FUTA	651.38
60740 · Taxes - SUTA	
60743 · TN - Taxes	129.04
60745 · AZ - Taxes	2.17
60740 · Taxes - SUT	2,227.94
Total 60740 · Taxes - SUTA	2,359.15
Total 60700 · Employee Benefit Taxes	59,506.14
60800 · Health Insurance	170,781.28
	28,859.92
61000 · Business Licenses and Permits	1,453.40
61001 · DME Dealer Fees	127,265.35
61002 · Start Engine - Fees	700.00
61700 · Computer and Internet Expenses	
61720 · Web Hosting	3,394.01
61730 · Internet	2,591.34
61740 · Computer Equip. & Accessori	3,665.63
61700 · Computer and Internet Exper	28,284.13
Total 61700 · Computer and Internet Expenses	37,935.11
62400 · Depreciation Expense	1,607.28
	87,551.50
63300 · Insurance Expense	
63310 · Insurance Allocated as OHD	-27.60
63300 · Insurance Expense - Other	25,449.23
	25,421.63
63400 · Interest Expense	125,241.29
63500 · Janitorial Expense	7,761.42
63510 · Clinical Supplies and PPE	734.21
63600 · Break Room Supplies	1,585.75
63800 · Non-Inventory- FB Default	180.64
63900 · Document Shredding Expense	326.69
64000 · Bank Service Charges	7,827.18
64500 · Meals/Entertainment	21,480.42

EO2 Concepts Inc.

Profit & Loss

January through December 2025

	Jan - Dec 25
64600 · Facility Supplies/Equipment	-22,968.00
64700 · Miscellaneous Expense	1,476.08
64900 · Office Supplies	6,128.48
65000 · Gifts and Rewards	171.79
66000 · Payroll Processing	18,087.86
66001 · Credit Card Processing Fees	7,323.99
66100 · Medical Record Copies	137.15
	106.60
66500 · Postage and Delivery	2,418.83
66710 · Legal	
66711 · IP General	109,086.09
66713 · General Co	78,689.40
66715 · Litigation	26,667.00
66710 · Legal - Oth	22,316.00
Total 66710 · Legal	236,758.49
66720 · Accounting	9,547.50
	7,600.00
66730 · Consulting	250.00
	7,850.00
66740 · Engineering	1,952.00
66750 · QC Audit Expense/Certificati	40,245.61
66760 · Contract Labor	
66764 · Contract La	830,971.65
66760 · Contract La	92,332.42
Total 66760 · Contract Labor	923,304.07
66700 · Professional Fees - Other	15,596.08
	1,235,253.75
66900 · Sales Commission	215,189.21
	39,917.35
	204,273.35
	244,190.70
	29,170.94
67121 · Equip (Personal) Property Tax	6,374.13
	40,351.32

EO2 Concepts Inc.
Profit & Loss
January through December 2025

	Jan - Dec 25
67140 · Utilities	
67141 · Utilities Al	-32.35
67140 · Utilities - C	18,169.93
	18,137.58
	886.80
	339,111.47
67200 · Repairs and Maintenance	12,962.79
681010 · Cell Phone	4,532.68
	16,836.80
681040 · Efax Accounts	574.00
681041 · Answering Service	1,985.34
68100 · Phone/Fax Expense - Other	152.52
	24,081.34
68200 · EO2 Marketing Expense	
68250 · Marketing/Branding	24.94
68260 · Advertising and Promotions	1,864.49
68270 · Marketing Materials/Supplies	1,411.01
68300 · Trade Shows/Webinar	14,499.90
68315 · Meeting Expense	2,816.92
68200 · EO2 Marketing Expense - Othe	230.53
Total 68200 · EO2 Marketing Expense	20,847.79
68400 · Travel Expense	
68410 · Auto	
68411 · Mileage	13,749.28
68412 · Gas	25,281.24
68413 · Auto Allow	57,632.33
68414 · Rental Car	3,151.09
68410 · Auto - Othe	11,356.49
Total 68410 · Auto	111,170.43
68420 · Meals/Entertainment	4,526.83
68430 · Hotel	7,358.85
68440 · Airfare	7,993.09
68450 · Taxis, Parking, Tolls	8,811.28
68470 · Personal Meals	87.47
68400 · Travel Expense - Other	78.59
Total 68400 · Travel Expense	140,026.54

EO2 Concepts Inc.
Profit & Loss
January through December 2025

	Jan - Dec 25
69010 · Testing	
69015 · Prototype	329.60
	329.60
69000 · Research & Development/Te:	1,007.16
	1,336.76
	3,470,504.81
	-719,664.31
	1,408.27
	1,408.27
80200 · State Taxes	4,034.49
80000 · Taxes - Other	-50.00
	3,984.49
	3,984.49
	-2,576.22
	-722,240.53

OPERATING ACTIVITIES

      Net Income

      Adjustments to re

      to net cash provic

Net cash provided by Operating Act

INVESTING ACTIVITIES

      15450 Rental Equi

      14000 · Medical D

      15000 · Fixed Asse

Net cash provided by Investing Acti

FINANCING ACTIVITIES

      25000 · Notes Paya

Net cash provided by Financing Act

	Jan - Dec 25
	-722,240.53
concile Net Income	
led by operations:	
11000 · Accounts Receivable	317,405.62
11000 · Accounts Receivable:11100 · A/Rec - VGM	-2,100,811.76
11000 · Accounts Receivable:11100 · A/Rec - VGM:11101	205.00
Other receivable	3,600.74
12000 · Inventory	-992.61
12000 · Inventory:12100 · Raw Materials	-118,670.66
12000 · Inventory:12110 · Marketing Materials	-84.99
12000 · Inventory:12400 · Finished Goods - Disposables	-14,742.02
12000 · Inventory:12600 · Pre paid Inventory	57,422.03
20000 · Accounts Payable - Trade	-305,061.44
21000 · Accrued Liabilities:21100 · Insurance	449.94
21000 · Accrued Liabilities:21100 · Insurance:21101 · Med	93,971.28
21000 · Accrued Liabilities:21100 · Insurance:21102 · Der	9,025.75
21000 · Accrued Liabilities:21100 · Insurance:21103 · Visi	1,669.38
21000 · Accrued Liabilities:21100 · Insurance:21104 · Lon	3,756.29
21000 · Accrued Liabilities:21100 · Insurance:21105 · Sho	4,535.44
21000 · Accrued Liabilities:21100 · Insurance:21106 · Bas	1,599.77
21000 · Accrued Liabilities:21100 · Insurance:21107 · Volu	616.63
21000 · Accrued Liabilities:21400 · Interest	125,229.77
21000 · Accrued Liabilities:21700 · Accrued Salaried P/R	-109,854.31
21000 · Accrued Liabilities:23500 · Other Accrued Expen	19,932.83
21110 · Payroll Clearing Account	-16,948.50
22100 · Accrued R&D Projects:22120 · Accrued Dressing	-3,000.00
22100 · Accrued R&D Projects:22140 · Accrued Prototype	-4,810.00
24000 · Payroll Taxes:24400 · State Income Taxes	-1,852.75
ivities	-2,759,649.10
pment	-2,150.65
evices for Rent	-1,600.33
ets:15950 · Accumulated Depreciation	1,607.28
vities	-2,143.70
able:VGM Revolving Note Mar 28, 2024	2,575,000.00
ivities	2,575,000.00
	-186,792.80

	233,322.66
	46,529.86

EO2 Concepts, Inc
Statements of Changes in Stockholders' Equity
December 31, 2025

	Preferred Stock		Common Stock		Additional Paid-In	Accumulated	Total Shareholders'
	Shares	Amount	Shares	Amount	Capital	(Deficit)	Equity (Deficit)
Shares based compensation related to stock options							
Proceeds from issuance of common stock			41,191		48,628		48,628
Proceeds from issuance of preferred stock							
Net loss						(4,189,401)	(4,189,401)
Balance at December 31, 2024	640,507	$ 6,405	38,896,671	$ 388,964	44,884,842	$ 58,590,300	$ (13,310,089)
Shares based compensation related to stock options							
Proceeds from issuance of common stock							
Proceeds from issuance of preferred stock							
Net loss							(722,241)
Balance at December 31, 2025	640,507	$ 6,405	38,896,671	$ 388,964	44,884,842	$ 58,590,300	$ (14,032,330)

See accountants' review report and notes to reviewed financial statements.

NOTE A – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization: Electrochemical Oxygen concepts, Inc. (the Company) was incorporated in the State of Delaware on May 18th, 2007. The Company researches and develops advanced wound care technology and has developed a proprietary technology called the OxyGeni System (formerly known as the TransCu O2 System), which consists of the OxyGeni wound oxygenation and monitoring device, OxySpur oxygen diffusion dressings and associated accessories. This technology aids in the healing process by providing a continuous supply of pure, humidified oxygen directly to the affected tissue. The Company, through a vendor agreement with the VGM Group, makes the unit available to VGM Group members and markets its technology to Veteran Affairs, Indian Health, Plastics/Cosmetics, and Insurance providers.

Revenue Recognition: Revenue is derived from the rental or sale of the OxyGeni System and sale of the OxySpur oxygen diffusion dressings. Revenue is recognized when a performance obligation is complete, control is transferred to the customer, pervasive evidence of a purchase or rental arrangement exists, price to buyer is determinable, and collection is probable. Deductions from sales for discounts, if granted, are recorded as reductions of revenues, and are provided for at the time of initial sale. Sales taxes billed are reported directly as a liability to the taxing authority and are not included in revenue.

Cash and Cash Equivalents: Cash and cash equivalents consist of demand deposits held by financial institutions and temporary cash investments with a maturity of three months or less.

Accounts Receivable: Accounts receivable is reported at outstanding principal net of an allowance for doubtful accounts deemed uncollectable. The allowance is determined by an account-by-account review as well as historical trends. Accounts are charged off when collection efforts have failed, and the account is deemed uncollectible. Significant clean up was needed in 2025 due to booked receivables from accounts that were mostly uncollectable.

Inventories: Parts and supplies inventory is valued at lower of cost or net realizable value as determined using the standard cost method.

Rental Equipment: Rental equipment, consisting primarily of the OxyGeni device, is stated at cost less depreciation, calculated using the straight-line method over a useful life generally of three years. The cost of the dressings in our device are expensed and not capitalized.

Fixed Assets: Fixed assets are stated at cost net of accumulated depreciation. Additions, renewals, and betterments are capitalized. Expenditures for maintenance and repairs are charged to expense. Depreciation is calculated using accelerated and straight-line methods over the estimated useful lives of the assets, which range from three to fifteen years.

Income Taxes: The Company is taxed as a C corporation for federal income tax purposes. Deferred federal income tax assets and liabilities are determined based on differences between financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse. The Company is subject to the Texas margin tax. Management is not aware of any tax positions that would have a significant impact on its financial position. Its federal tax returns for the last four years remain subject to examination.

Share Based Compensation: The Company recognizes compensation expense for all share-based payment awards made to employees and directors, including grants of employee stock options, based on estimated fair values. Stock-based compensation expense is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the year.

Advertising: Advertising costs are expensed as incurred and totaled approximately $21,000 in 2025, $84,000 in 2024 and $288,000 in 2023.

Government Regulations: The Company is subject to federal, state and local provisions regulating the discharge of materials into the environment. Management believes that its current practices and procedures for the control and disposition of such wastes comply with applicable federal and state requirements.

Recently Adopted Accounting Pronouncement: In February 2016, Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, "Leases (Topic 842)," for reporting periods beginning after December 15, 2021. A lessee is required to recognize on the balance sheet right-of-use assets, representing the right to use the underlying asset for the lease term, and a lease liability for all leases with terms greater than 12 months. The guidance also requires qualitative and quantitative disclosures designed to assess the amount, timing, and uncertainty of cash flows arising from leases. The Company adopted the new standard effective January 1, 2022, the first day of the lease standard implementation date. Consistent with the optional transition method allowed as part of the modified retrospective transition approach provided in ASU No. 2018-11, the Company did not adjust comparative periods. The new standard applied to leases that have commenced as of the effective date, January 1, 2022, with a cumulative effect adjustment recorded as of that date. The Company also elected to apply certain practical expedients allowed in ASC 842 whereby the Company need not reassess whether any expired or existing contracts are or contain leases, the Company need not reassess the lease classification for any expired or existing leases, and the Company need not reassess initial direct costs for any existing leases. The Company's adoption of the ASU resulted in the addition of Operating Lease Right-of-Use assets on the balance sheet for the right to use the underlying assets of operating leases. The Company elected to use hindsight for transition when considering judgments and estimates such as assessments of lessee options to extend or terminate a lease or purchase the underlying asset. In addition, the corresponding liability for the remaining balance of the operating leases is included in the liability section of the balance sheet. For all asset classes, the Company elected to not recognize a right-of-use asset and lease liability for leases with a term of twelve months or less. The adoption of this ASU did not have a material adjustment to the Statement of Operations. At January 1, 2022, the Company recognized right of use assets of $559,793 and a corresponding lease liability of $560,891.

NOTE B – INVENTORIES
Inventories consist of the following at December 31:
Raw materials Finished goods Demo inventory Marketing materials

NOTE C – STOCKHOLDERS' EQUITY
In 2023 had proceeds from Common stock of $50,000 with sale of 40,984 common shares. Proceeds from Preferred shares was $710, 523 with sale of 547,524 preferred shares. No proceeds from stock were received in 2024. No proceeds from stock were received in 2025

NOTE D – RELATED PARTY
The Company has an agreement with VGM Group, Inc (VGM), whereby VGM provides billing and marketing services to the Company. The agreement is effective through December 31, 2029 with terms allowing any number of successive 5-year renewal periods. VGM is a shareholder of the Company. Per the agreement, the Company provides a discount to Group Members of VGM related to their product and pays an administrative fee to VGM for their billing services. The Company also has multiple long-term notes and a revolving line of credit with VGM. In the normal course of business, the Company may at times utilize the services of affiliated entities of VGM.



I, Brian Bersano, the Chief Executive Officer of Electrochemical Oxygen Concepts Inc., hereby certify that the financial statements of Electrochemical Oxygen Concepts Inc. and notes thereto for the periods ending December 31, 2025 and December 31, 2024, included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year December 31, 2024, the amounts reported on our tax returns were total income of $5,723,605; taxable income of $-4,189,401 and total tax of $0.

Electrochemical Oxygen Concepts Inc., has not yet filed its federal tax return for December 31, 2025.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 10th day of April 2025.

Brian Bersano (Signature)

President & CEO

4/15/26 (Date)

CONFIDENTIAL